Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to 5 March 2018

05 March 2018	Transaction in own shares
02 March 2018	Transaction in own shares
01 March 2018	Total Voting Rights
01 March 2018	Transaction in own shares
28 February 2018	Transaction in own shares
27 February 2018	Transaction in own shares
26 February 2018	Transaction in own shares
23 February 2018	Holdings(s) in Company
23 February 2018	Transaction in own shares
22 February 2018	Transaction in own shares
21 February 2018	Transaction in own shares
20 February 2018	Transaction in own shares
19 February 2018	Transaction in own shares
16 February 2018	Transaction in own shares
15 February 2018	Transaction in own shares
14 February 2018	Transaction in own shares
13 February 2018	Director/PDMR Shareholding
09 February 2018	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

14 February 2018: Transaction in own shares-commencement of buy-back programme